SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

[  ]  TRANSITION  REPORT  PURSUANT  TO SECTION 15 (d) OF THE  SECURITIES
      EXCHANGE  ACT OF 1934 For the  transition  period  from  __________  to
      __________

                           Commission file number 0-17156

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k)Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 200 Continental Blvd., El Segundo, California 90245

    Merisel, Inc.
    401(k) Retirement Savings Plan
    Financial Statements as of and for the Years Ended December 31, 1999 and 1998, Supplemental Schedules for the Year Ended December 31, 1999 and Independent Auditors' Report






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


MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------


                                                                                      Page

INDEPENDENT AUDITORS' REPORT                                                            1


FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits as of December 31, 1999
     and 1998                                                                           2

Statements of Changes in Net Assets Available for Plan Benefits for the
     Years Ended December 31, 1999 and 1998                                             3

   Notes to Financial Statements                                                       4-7


SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment Purposes as of December 31, 1999              8

   Schedule of Reportable Transactions for the Year Ended December 31, 1999             9







INDEPENDENT AUDITORS' REPORT


Merisel, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan as of December 31,
1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999, and (2) reportable transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Deloitte & Touche, LLP
Los Angeles, California
June 16, 2000



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


MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN  BENEFITS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------------


                                                                                      1999                     1998

ASSETS:
  Investments (Notes 2 and 3):
    Participant directed                                                           $ 18,690,302            $ 13,400,749
    Nonparticipant directed (Note 4)                                                  1,020,032                 745,509
    Participant loans                                                                   636,697                 333,747
                                                                                      ---------                --------

           Total investments                                                         20,347,031              14,480,005

  Accounts receivable - employer and employee contribution (Note 1)                   1,403,162                 889,321
                                                                                    -----------              ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                             $ 21,750,193            $ 15,369,326
                                                                                   ============            ============


          See accompanying notes to financial statements.






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



MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------------


                                                                                            1999               1998

ADDITIONS TO NET ASSETS:
  Investment income (Notes 1 and 3):
    Net appreciation in fair value of investments                                       $ 2,061,182        $ 1,604,705
    Interest income                                                                         111,891            103,521
                                                                                         ----------         ----------

          Total investment income                                                         2,173,073          1,708,226
                                                                                         ----------         ----------

  Contributions (Note 1):
    Employee                                                                              4,015,924          2,707,206
    Employer                                                                              1,252,524            902,671
    Rollover                                                                                292,872             74,880
                                                                                        -----------         ----------

          Total contributions                                                             5,561,320          3,684,757
                                                                                        -----------         ----------

          Total additions                                                                 7,734,393          5,392,983
                                                                                        -----------         ----------

DEDUCTIONS TO NET ASSETS (Note 1):
  Benefits paid to participants                                                           1,296,441          2,454,340
  Contract administrator fees                                                                57,085             19,650
                                                                                        -----------         ----------

         Total deductions                                                                 1,353,526          2,473,990
                                                                                        -----------         ----------

INCREASE IN NET ASSETS                                                                    6,380,867          2,918,993

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  BEGINNING OF YEAR                                                                      15,369,326         12,450,333
                                                                                       ------------        -----------

  END OF YEAR                                                                          $ 21,750,193       $ 15,369,326
                                                                                       ============       ============


          See accompanying notes to financial statements.


MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998



1.    PLAN DESCRIPTION AND RELATED INFORMATION

      General - The Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") is a qualified defined contribution plan established to provide retirement benefits to Merisel, Inc. (the "Company" or the "Plan Sponsor") employees. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     Risk and Uncertainties - In 1999, the Plan Sponsor incurred a net loss of $61.2 million, increasing its accumulated deficit to $179.7 million. The financial condition was further deteriorated during the quarter ended March 31, 2000 as the Plan Sponsor incurred a net loss $20.4 million, increasing its accumulated deficit to $193.1 million. Effective December 1999, the Plan Sponsor announced a restructuring plan that would combine its United States and Canadian distribution businesses, and would reduce its planned workforce. In connection with the restructuring, the Plan Sponsor has developed a business plan, which, if successfully implemented, will provide sufficient cash flow to support its operations throughout 2000 and ultimately return the Company to profitability. If the Company is unable to successfully implement its business plan it could have a material impact on the Company's ability to continue as a going concern. By virtue of the Company being the Plan Sponsor, such a material impact could also impact the Plan's ability to continue as a going concern.

      Contributions, Participant Accounts, and Vesting - Under provisions of the Plan, all full-time employees of the Company who have completed 30 days of service and are at least 21 years of age are eligible to participate in the Plan. Total annual participant contributions are limited to the lesser of $10,000 or 15 percent of the participant's pretax annual compensation. Participants may also make rollover contributions from other qualified plans. The amount of the Company matching contributions is determined by the Board of Directors.

      Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. Participant contributions are invested in any of ten available investment funds or Company common stock, as directed by the participant. Company contributions are invested as directed by the Company. Plan earnings are allocated to participants based upon participant account balances. Forfeitures of terminated participants' nonvested accounts are used to reduce future Company contributions.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of continuous service. A participant is fully vested after four years of credited service.

      Payments of Benefits - A participant's plan benefits will be distributed at retirement, death, disability or termination of employment. The participant or beneficiary may elect to receive such benefits in an annuity or lump-sum payment. Benefits payable to terminated participants are not reflected in the accompanying financial statements. Net assets available for plan benefits included $9,309 and $13,371 for participants who are no longer employed by the Company as of December 31, 1999 and 1998, respectively.

      Termination - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of termination, participants would become 100 percent vested in their employer contributions.

      Tax Status - The Internal Revenue Service ("IRS") has determined and informed the Company by letter that the Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and therefore is not subject to tax under present income tax law. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Management believes that the Plan is designed and currently being operated within the applicable requirements of the IRC.

      Administrative Expenses - Administrative expenses are allocated to plan participants on a pro rata basis based on individual account values.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. The term of participant loans may not exceed five years, except where the proceeds of the loan are used to purchase the principal residence of the participant. The loans bear interest at the rate of two percent above the prime rate as published in the Wall Street Journal on the day the loan is made.

      Related Party Transactions - Certain plan investments are shares of funds managed by CIGNA Retirement & Investment Services. CIGNA Retirement & Investment Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $57,085 for the year ended December 31, 1999 and $19,650 for the year ended December 31, 1998.

      Reclassifications - In September 1999, Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," was issued. The SOP, among other items, eliminates the previous requirements for a defined contribution plan to present plan investment by general or fund type for participant-directed investments. As a result, certain reclassifications were made to the 1998 financial statements to conform to the 1999 financial statements presentation.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from estimates.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and the Company stock are valued at quoted market prices. Investments in pooled separate accounts are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company. Investments in the CIGNA Guaranteed Income Fund are non-fully benefit responsive guaranteed investment contracts which are recorded at fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

3.    INVESTMENT INFORMATION BY FUND

      The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                                   December 31,
                                                                                   ------------------------------------
                                                                                              1999              1998

         CIGNA Guaranteed Income Fund                                                     $2,638,322        $1,814,472
         CIGNA Large Company Stock Index Fund                                              3,179,810         2,147,005
         Fidelity Advisor Growth Opportunities Fund                                        3,379,777         3,011,517
         Fidelity Advisor Equity Growth Account                                            5,408,428         3,470,611
         CIGNA Lifetime 30 Fund                                                            1,179,606           850,163


      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,173,073 as follows:

         Investment funds                                                                                  $ 2,765,085
         Common stock                                                                                         (703,678)
         Investment contracts                                                                                  111,666
                                                                                                          -------------

                                                                                                           $ 2,173,073
                                                                                                          =============



4.       NONPARTICIPANT - DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                                                                 December 31,
                                                                                     ----------------------------------
                                                                                            1999            1998

           Net Assets:
           Merisel, Inc. common stock                                                   $ 1,020,032       $ 745,509
                                                                                        ===========       =========


                                                                                                          Year Ended
                                                                                                          December 31,
                                                                                                              1999
         Increase in net assets:
           Contributions                                                                                  $ 1,170,787
           Net depreciation                                                                                  (703,678)
           Benefits paid to participants                                                                     (163,184)
           Fund transfers                                                                                      21,755
           Contract administrator fees                                                                        (40,475)
           Other                                                                                              (10,682)
                                                                                                      ----------------


                                                                                                            $ 274,523
                                                                                                     =================

5.    GUARANTEED INVESTMENT CONTRACTS

      The Plan participates in contracts with Connecticut General Life Insurance Company via investments in the CIGNA Guaranteed Income Fund. General Life Insurance Company commingles the assets of the CIGNA Guaranteed Income Fund with other assets. The contracts are non-fully benefit responsive, with average yields of 5.45 percent and 5.70 percent, with interest rates of 5.45 percent and 5.70 percent for 1999 and 1998, respectively, and estimated fair values of $2,638,322 at December 31, 1999 and $1,814,472 at December 31, 1998.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                             December 31,
                                                                                ---------------------------------------
                                                                                       1999                1998

         Net assets available for benefits per the financial statements            $ 21,750,193       $ 15,369,326
         Accounts receivable - employer and employee contribution                    (1,403,162)          (889,321)
                                                                                   -------------      -------------

         Net assets available for benefits per the Form 5500                       $ 20,347,031       $ 14,480,005
                                                                                   ============       ============


MERISEL, INC.
401 (k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999



 (a)                (b)                                    (c)                             (d)               (e)
                                               Description of Investment,
            Identity of Issue,                  Including Maturity Date,
            Borrower, Lessor or                 Interest Rate, Collateral                                     Fair
               Similar Party                    and Par or Maturity Value                     Cost             Value

  *   Connecticut General Life        Cash Transaction Account (GST)                         $  8,812          $  8,812
        Insurance Company
  *   Connecticut General Life        CIGNA Guaranteed Income Fund                          2,638,322         2,638,322
        Insurance Company
  *   Connecticut General Life        CIGNA Large Company Stock Index                       2,060,455         3,179,810
        Insurance Company               Fund
  *   Connecticut General Life        Fidelity Advisor Growth Opportunities                 2,357,872         3,379,777
        Insurance Company               Fund
  *   Connecticut General Life        Fidelity Advisor Equity Growth Account                2,885,386         5,408,428
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 20 Fund                                  672,143           943,685
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 30 Fund                                  817,183         1,179,606
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 40 Fund                                  514,882           738,907
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 50 Fund                                  402,901           566,171
        Insurance Company
  *   Merisel, Inc.                   Merisel, Inc. Common Stock                            1,975,529         1,020,032
  *   Connecticut General Life        Janus Worldwide Account                                 498,787           632,509
        Insurance Company
  *   Connecticut General Life        CIGNA Foreign Stock                                      12,543            14,275
        Insurance Company             Bank of Ireland Asset Management
  *   Participant loans               Loans to participants, maturities up                        -             636,697
                                        to 10 years, 9.5%-11.0% interest


*  Indicates an identified person known to be a party-in-interest.


MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999



      (a)                             (b)                    (c)             (d)             (g)             (h)             (i)
                                                                                                         Current Value       Net
                                                           Purchase        Selling          Cost         on Transaction      Gain
Identity of Party Involved      Description of Asset        Price           Price         of Asset           Date           (Loss)

       Merisel, Inc.              Common stock           $ 869,419       Not applicable  $ 869,419         $ 869,419         $ -
       Merisel, Inc.              Common stock         Not applicable     $ 145,290        243,250           145,290       (97,960)




                                                              SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 30, 2000               Merisel, Inc. 401(k) Retirement Savings Plan
                                   --------------------------------------------
                                                  (Name of plan)


                                          By:/s/ Timothy N. Jenson
                                                 Executive Vice President